Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

XPeng Inc. (“XPENG” or the “Company”, HKEX stock code: 9868 and NYSE symbol: XPEV), a leading global AI mobility technology company, today announced the unaudited financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2025 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

•	Total deliveries of vehicles were 429,445 in 2025, representing an increase of 125.9% from 190,068 in 2024.

•	XPENG’s physical sales network had a total of 721 stores, covering 255 cities as of December 31, 2025.

•	XPENG self-operated charging station network reached 3,159 stations, including 2,108 XPENG ultra-fast charging stations as of December 31, 2025.

•	Total revenues were RMB76.72 billion for the year ended December 31, 2025, representing an increase of 87.7% from RMB40.87 billion for the year ended December 31, 2024.

•	Revenues from vehicle sales were RMB68.38 billion for the year ended December 31, 2025, representing an increase of 90.8% from RMB35.83 billion for the year ended December 31, 2024.

•	Gross margin was 18.9% for the year ended December 31, 2025, compared with 14.3% for the year ended December 31, 2024.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 12.8% for the year ended December 31, 2025, compared with 8.3% for the year ended December 31, 2024.

•

Net loss was RMB1.14 billion for the year ended December 31, 2025, compared with RMB5.79 billion for the year ended December 31, 2024. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB0.46 billion for the year ended December 31, 2025, compared with RMB5.55 billion for the year ended December 31, 2024.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.14 billion for the year ended December 31, 2025, compared with RMB5.79 billion for the year ended December 31, 2024. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB0.46 billion for the year ended December 31, 2025, compared with RMB5.55 billion for the year ended December 31, 2024.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.20 for fiscal year 2025, compared with RMB6.12 for the prior year. Basic and diluted net loss per ordinary share were both RMB0.60 for fiscal year 2025, compared with RMB3.06 for the prior year. Each ADS represents two Class A ordinary shares.

•

Non-GAAP basic and diluted net loss per ADS were both RMB0.48 for fiscal year 2025, compared with RMB5.87 for the prior year. Non-GAAP basic and diluted net loss per ordinary share were both RMB0.24 for fiscal year 2025, compared with RMB2.93 for the prior year.

•	Cash position was RMB47.66 billion as of December 31, 2025, compared with RMB41.96 billion as of December 31, 2024.[i]

MANAGEMENT COMMENTARY

“In 2025, XPENG delivered a total of 429,445 vehicles, representing a 125.9% year-over-year increase. We continue to push the boundaries of Physical AI, accelerating the mass production and commercialization of product innovations as we expand our global footprint,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “I believe XPENG is at a historical inflection point for Physical AI applications. Our goal is not only to grow our global market share of AI-defined vehicles and bridge the gap from L2+ assisted driving to L4 autonomous driving, but also to bring our second-generation VLA model to international markets and achieve scale production of advanced humanoid robots.”

“In the fourth quarter of 2025, XPENG’s gross margin reached 21.3%, reaching a new record high, with net profit hitting RMB0.38 billion. By leveraging a business model driven by technological leadership, we have established a profitability path that sets us apart from traditional automakers,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “Our cash on hand of RMB47.66 billion at 2025 year-end provides a solid foundation for our unwavering investment in Physical AI R&D.”

i

Cash position includes cash and cash equivalents, restricted cash, short-term investments and time deposits. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

RECENT DEVELOPMENTS

Deliveries in January and February 2026

•	Total deliveries were 20,011 vehicles in January 2026.

•	Total deliveries were 15,256 vehicles in February 2026.

•	As of February 28, 2026, year-to-date total deliveries were 35,267 vehicles.

Deployment Progress and Technological breakthroughs of VLA 2.0 Intelligent Driving System

During XPENG’s “The Future” VLA Media Experience Day on March 2, 2026, the company unveiled the architecture and deployment plan for its VLA 2.0 intelligent driving system.

UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

Total revenues were RMB76.72 billion for fiscal year of 2025, representing an increase of 87.7% from RMB40.87 billion for the prior year.

Revenues from vehicle sales were RMB68.38 billion for fiscal year of 2025, representing an increase of 90.8% from RMB35.83 billion for the prior year. The year-over-year increase was mainly attributable to higher deliveries.

Revenues from services and others were RMB8.34 billion for fiscal year of 2025, representing an increase of 65.6% from RMB5.04 billion for the prior year. The year-over-year increase was primarily attributable to the increased revenues from (i) technical research and development services (“technical R&D services”) rendered to a car manufacturer (the “Manufacturer”) with the successful achievement of certain key milestones in the current period, under the agreement entered into with the Manufacturer; (ii) parts and accessories sales in line with higher accumulated vehicle sales; and (iii) carbon credit trading.

Cost of sales was RMB62.25 billion for fiscal year of 2025, representing an increase of 77.7% from RMB35.02 billion for the prior year. The year-over-year increase was mainly in line with vehicle deliveries as described above.

Gross margin was 18.9% for fiscal year of 2025, compared with 14.3% for the prior year.

Vehicle margin was 12.8% for fiscal year of 2025, compared with 8.3% for the prior year. The year-over-year increase was primarily attributable to the ongoing cost reduction and improvement in product mix of models.

Services and others margin was 68.2% for fiscal year of 2025, compared with 57.2% for the prior year. The year-over-year increase was primarily attributable to the aforementioned revenue from technical R&D services, parts and accessories sales and carbon credit trading.

Research and development expenses were RMB9.49 billion for fiscal year of 2025, representing an increase of 47.0% from RMB6.46 billion for the prior year. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB9.40 billion for fiscal year of 2025, representing an increase of 36.8% from RMB6.87 billion for the prior year. The year-over-year increase was primarily due to the higher commission to the franchised stores driven by higher sales volume, higher marketing and advertising expenses, and higher employee compensation as a result of the growth in number of employees.

Other income, net was RMB1.76 billion for fiscal year of 2025, representing an increase of 198.9% from RMB0.59 billion for the prior year. The year-over-year increase was primarily due to the increase in receipt of government subsidies.

Fair value (loss) gain on derivative liability relating to the contingent consideration was loss of RMB0.12 billion for fiscal year of 2025, compared with gain of RMB0.23 billion for the prior year. This non-cash (loss) gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB2.77 billion for fiscal year of 2025, compared with RMB6.66 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB2.09 billion for fiscal year of 2025, compared with RMB6.42 billion for the prior year.

Net loss was RMB1.14 billion for fiscal year of 2025, compared with RMB5.79 billion for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.46 billion for fiscal year of 2025, compared with RMB5.55 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB1.14 billion for fiscal year of 2025, compared with RMB5.79 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.46 billion for fiscal year of 2025, compared with RMB5.55 billion for the prior year.

Basic and diluted net loss per ADS were both RMB1.20 for fiscal year of 2025, compared with RMB6.12 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB0.48 for fiscal year of 2025, compared with RMB5.87 for the prior year.

Balance Sheets

As of December 31, 2025, the Company had cash position of RMB47.66 billion, compared with RMB41.96 billion as of December 31, 2024.

BUSINESS OUTLOOK

For the first quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 61,000 and 66,000, representing a year-over-year decrease of approximately 29.79% to 35.11%%.

•	Total revenues to be between RMB12.20 billion and RMB13.28 billion, representing a year-over-year decrease of approximately 16.01% to 22.84%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB1.14 billion and RMB5.79 billion for the years ended December 31, 2025 and 2024, respectively. Accumulated deficit amounted to RMB42.77 billion as of December 31, 2025. Net cash provided by operating activities was approximately RMB8.26 billion for the year ended December 31, 2025 and net cash used in operating activities was approximately RMB2.01 billion for the year ended December 31, 2024.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on Hong Kong Stock Exchange, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by the Volkswagen Group, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion.

As of December 31, 2025, the balance of cash and cash equivalents, restricted cash, excluding RMB0.06 billion (December 31, 2024: RMB0.01 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB47.60 billion (December 31, 2024: RMB41.95 billion).

2.	Interest-bearing bank and other borrowings

(i)	Short-term bank loans

As of December 31, 2025, the Group’s short-term borrowings from banks in the PRC amounted to RMB4.28 billion in aggregate. The effective interest rate of these borrowings was 2.05% per annum. As of December 31, 2024, the Group’s short-term borrowings from banks in the PRC amounted to RMB4.61 billion in aggregate. The effective interest rate of these borrowings was 2.24% per annum.

(ii)	Long-term bank loans

	As of December 31, 2025				As of December 31, 2024
Ref. Company	Outstanding loan RMB in billion	Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate	Outstanding loan RMB in billion	Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate
1 Zhaoqing Xiaopeng Motors Co., Ltd.	1.26	0.51	0.75	3.63%	1.49	0.23	1.26	4.05%
2 Zhaoqing Xiaopeng New Energy Investment Co., Ltd.	1.28	0.52	0.76	3.26%	1.24	0.74	0.50	3.04%
3 Guangzhou Xiaopeng Motors Financing Lease Co., Ltd.	0.14	0.14	—	3.80%	0.16	0.02	0.14	3.80%
4 Guangdong Xiaopeng Motors Technology Group Co., Ltd.	1.69	0.06	1.63	2.25%	0.50	0.00	0.50	2.35%
5 Xiaopeng Motors Huazhong (Wuhan) Co., Ltd.	2.10	0.22	1.88	3.15%	2.08	0.18	1.90	3.81%
6 Guangzhou Pengyue Automobile Development Co., Ltd.	0.87	0.02	0.85	3.08%	0.32	0.01	0.31	3.43%
7 Guangzhou Xiaopeng New Energy Motors Co., Ltd.	0.82	0.10	0.72	4.00%	0.83	0.01	0.82	4.56%

Total	8.16	1.57	6.59	—	6.62	1.19	5.43	—

As of December 31, 2025, the Group obtained secured borrowings from several banks of RMB8.16 billion in aggregate. The maturity dates ranged from January 2026 to June 2035. As of December 31, 2024, the Group obtained secured borrowings from several banks of RMB6.62 billion in aggregate. The maturity dates ranged from January 2025 to November 2033.

Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of December 31, 2025 and 2024, the aggregate sum of loans receiving government-subsidized interest amounted to RMB3.48 billion and RMB3.67 billion, respectively. For the years ended December 31, 2025 and 2024, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the related interest expenses as incurred or to reduce the interest expenses capitalized in the construction costs of certain manufacturing plant, if any.

(iii)	Asset-backed securities (“ABS”)

In March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “ABS transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the ABS transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of December 31, 2025, the balance of current and non-current portion of the ABS were RMB0.27 billion and RMB0.002 billion, respectively. As of December 31, 2024, the balance of current and non-current portion of the ABS were RMB0.59 billion and RMB0.23 billion, respectively.

(iv)	Asset-backed notes (“ABN”)

In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables (the “ABN transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the ABN transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of December 31, 2025, the balance of current and non-current portion of the ABN were both nil. As of December 31, 2024, the balance of current and non-current portion of the ABN were RMB0.08 billion and nil, respectively.

As of December 31, 2025, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of December 31, 2025, the Group pledged restricted cash and restricted deposits of RMB8.44 billion (December 31, 2024: RMB4.75 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan base, Zhaoqing and Guangzhou plants and Guangzhou Xiaopeng technology park, and the equipments of Wuhan base were secured for the long-term bank loans with a total appraised value of RMB5.80 billion (December 31, 2024: RMB5.36 billion).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2025, the gearing ratio of the Group was 41.8% (December 31, 2024: 38.8%).

5.	Material investments

For the year ended December 31, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2025). As of December 31, 2025, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of December 31, 2025, the Group had capital commitments amounting to RMB1.82 billion for the acquisition of property, plant and equipment, which was primarily for Guangzhou plant, Zhaoqing plant and Wuhan base, and RMB0.29 billion for other investments.

7.	Contingent liabilities

As of December 31, 2025, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

For the year ended December 31, 2025, the Group did not have any material acquisitions and disposals.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar or HK dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the year ended December 31, 2025, the Group did not enter into any foreign exchange forward contracts. As of December 31, 2025, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of December 31, 2025:

Function	Number of Employees
Research and development	8,845
Sales and marketing	5,501
Manufacturing	4,783
General and administration	55
Operation	700

Total	19,884

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale or redemption of the Company’s listed securities

On January 2, 2025, the Company issued 34,874 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 (the “2019 Equity Incentive Plan”).

On March 21, 2025, the Company issued 2,464,214 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 1, 2025, the Company issued 600,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 23, 2025, the Company issued 33,334 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 23, 2025, the Company issued 2,659,370 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On July 2, 2025, the Company issued 293,558 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On September 25, 2025, the Company issued 3,247,242 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan and the 2025 share incentive scheme adopted in March 2025 and approved in June 2025 (the “2025 Share Incentive Scheme”).

On October 2, 2025, the Company issued 21,202 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On December 18, 2025, the Company issued 1,881,454 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan and the 2025 Share Incentive Scheme.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

The Company did not have any treasury shares (within the meaning of the Listing Rules) as at December 31, 2025.

Compliance with Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

Compliance with Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important Events after the Reporting Period

Completion of the Asset-backed Securities Issuance

In February 2026, the Group entered into another asset-backed securitization arrangement with issuance of the securities at the total amount of RMB1.3 billion and securitized receivables arising from auto financing arrangements through the transfer of those assets to a third party securitization entity. It is a revolving arrangement where the Group provides management, administration and collection services (at market rates) on the transferred financial assets, but only retains an insignificant economic interest in the securitization entity. As a result, the Group will not consolidate the securitization entity (thereby derecognizing transferred receivables) under US GAAP.

Scope of work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The figures in respect of the Group’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statement of comprehensive loss and the related notes thereto for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2025. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Audit committee review of financial statements

Our audit committee of the Board (the “Audit Committee”) reviews the adequacy of our internal controls to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations. The Audit Committee currently consists of three members, namely Mr. Donghao Yang, Mr. Ji-Xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are independent non-executive Directors and Mr. Ji-Xun Foo is a non-executive Director. Mr. Donghao Yang is the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and annual results of the Group for the year ended December 31, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Final dividend

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2025.

Publication of annual results and annual report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at http://ir.xiaopeng.com. The 2025 annual report of the Company containing all the information required by the Listing Rules will be dispatched to the shareholders (if applicable) and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Annual Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, March 20, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Year Ended December 31
	Note	2025 RMB	2024 RMB
Revenues
Vehicle sales	3	68,378,920	35,829,402
Services and others	3	8,340,822	5,036,907

Total revenues	3	76,719,742	40,866,309

Cost of sales
Vehicle sales		(59,598,391)	(32,866,163)
Services and others		(2,648,432)	(2,154,378)

Total cost of sales		(62,246,823)	(35,020,541)

Gross profit		14,472,919	5,845,768

Operating expenses
Research and development expenses		(9,489,979)	(6,456,734)
Selling, general and administrative expenses		(9,398,456)	(6,870,644)
Other income, net		1,761,419	589,227
Fair value (loss) gain on derivative liability relating to the contingent consideration		(117,305)	234,245

Total operating expenses, net		(17,244,321)	(12,503,906)

Loss from operations		(2,771,402)	(6,658,138)

Interest income		1,163,210	1,374,525
Interest expenses		(379,931)	(343,982)
Investment gain (loss) on long-term investments		500,533	(261,991)
Exchange gain (loss) from foreign currency transactions		285,998	(49,543)
Other non-operating income, net		44,789	108,154

Loss before income tax (expenses) benefit and share of results of equity method investees		(1,156,803)	(5,830,975)

Income tax (expenses) benefit	4	(13,585)	69,780
Share of results of equity method investees		30,928	(29,069)

Net loss		(1,139,460)	(5,790,264)

Net loss attributable to ordinary shareholders of XPeng Inc.		(1,139,460)	(5,790,264)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Year Ended December 31
	Note	2025	2024
		RMB	RMB
Net loss		(1,139,460)	(5,790,264)
Other comprehensive (loss) income
Foreign currency translation adjustment,net of tax		(331,065)	262,870

Total comprehensive loss attributable to XPeng Inc.		(1,470,525)	(5,527,394)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(1,470,525)	(5,527,394)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,903,989,310	1,891,357,212
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(0.60)	(3.06)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		951,994,655	945,678,606
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(1.20)	(6.12)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2025	2024
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		17,329,612	18,586,274
Restricted cash		6,071,491	3,153,390
Short-term deposits		11,388,834	12,931,757
Restricted short-term deposits		296,277	110,699
Short-term investments		3,217,293	751,290
Long-term deposits, current portion		3,020,317	452,326
Restricted long-term deposits, current portion		600,472	—
Accounts and notes receivable, net	6	1,996,917	2,449,629
Installment payment receivables, net, current portion		3,553,054	2,558,756
Inventory		10,380,668	5,562,922
Amounts due from related parties		102,219	43,714
Prepayments and other current assets		5,296,673	3,135,312

Total current assets		63,253,827	49,736,069

Non-current assets
Long-term deposits		4,263,542	4,489,036
Restricted long-term deposits		1,468,708	1,487,688
Property, plant and equipment, net		13,527,237	11,521,863
Right-of-use assets, net		3,730,921	1,261,663
Intangible assets, net		4,253,168	4,610,469
Land use rights, net		3,216,526	2,744,424
Installment payment receivables, net		6,496,020	4,448,416
Long-term investments		2,523,037	1,963,194
Other non-current assets		429,644	443,283

Total non-current assets		39,908,803	32,970,036

Total assets		103,162,630	82,706,105

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2025	2024
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings		4,282,000	4,609,123
Accounts payable	7	18,001,675	15,181,585
Notes Payable	8	19,161,724	7,898,896
Amounts due to related parties		1,064	9,364
Income taxes payable		44,682	14,514
Derivative liability		281,009	—
Operating lease liabilities, current portion		445,901	324,496
Finance lease liabilities, current portion		55,581	41,940
Deferred revenue, current portion		1,463,065	1,275,716
Long-term borrowings, current portion		1,837,950	1,858,613
Accruals and other liabilities		12,538,698	8,650,636

Total current liabilities		58,113,349	39,864,883

Non-current liabilities
Long-term borrowings		6,588,865	5,664,518
Operating lease liabilities		4,246,599	1,345,852
Finance lease liabilities		740,576	777,697
Deferred revenue		1,206,014	822,719
Derivative liability		—	167,940
Deferred tax liabilities		330,353	341,932
Other non-current liabilities		1,568,284	2,445,776

Total non-current liabilities		14,680,691	11,566,434

Total liabilities		72,794,040	51,431,317

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2025	2024
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,562,944,610 and 1,551,709,362 shares issued, 1,559,991,508 and 1,549,404,500 shares outstanding as of December 31, 2025 and 2024, respectively)		105	104
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of December 31, 2025 and 2024, respectively)		21	21
Additional paid-in capital		71,236,011	70,671,685
Statutory and other reserves		137,720	95,019
Accumulated deficit		(42,767,710)	(41,585,549)
Accumulated other comprehensive income		1,762,443	2,093,508

Total shareholders’ equity		30,368,590	31,274,788

Total liabilities and shareholders’ equity		103,162,630	82,706,105

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou, and its own manufacturing base in Wuhan. As of December 31, 2025, its primary operations are conducted in the People’s Republic of China (“PRC”).

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated revenue, gross profit and net loss when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. As one reportable segment, the Group derives revenue from smart vehicle sales and the related business.

The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC and the revenue is mainly generated in the PRC, no segment geographical information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue, gross profit, and net loss. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group’s consolidated statements of comprehensive loss. Other segment items within net loss include other income, net, fair value (loss) gain on derivative liability relating to the contingent consideration, interest income, interest expenses, investment gain (loss) on long-term investments, exchange gain (loss) from foreign currency transactions, other non-operating income, net, share of results of equity method investees, and income tax (expenses) benefit.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive loss.

3.	Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31,
	2025	2024
	RMB’000	RMB’000
Revenue from contracts with customers Vehicle sales
— At a point in time	68,378,920	35,829,402
Services and others
— At a point in time	3,358,504	1,936,834
— Over time	4,534,488	2,694,713
Revenue from other sources Services and others	447,830	405,360

Total	76,719,742	40,866,309

4.	Taxation

Income taxes

Composition of income tax expenses (benefit) for the years presented are as follows:

	For the Year Ended December 31,
	2025	2024
	RMB’000	RMB’000
Current income tax expenses	33,368	22,297
Deferred income tax benefit	(19,783)	(92,077)

Income tax expenses (benefit)	13,585	(69,780)

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2025 and 2024 as follows:

	For the Year Ended December 31,
	2025	2024
	RMB’000	RMB’000
Numerator:
Net loss	(1,139,460)	(5,790,264)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,139,460)	(5,790,264)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,903,989,310	1,891,357,212

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(0.60)	(3.06)

For the years ended December 31, 2025 and 2024, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to the contingent consideration. As the Group incurred losses for the years ended December 31, 2025 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 45,303,768 and 31,407,488 as of December 31, 2025 and 2024, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil and 14,276,521, between nil and 14,276,521, as of December 31, 2025 and 2024, respectively.

6.	Accounts and Notes Receivable, net

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
Accounts receivable, net	842,940	1,803,035
Notes receivable	1,153,977	646,594

Total	1,996,917	2,449,629

Accounts receivable consisted of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
Accounts receivable, gross	932,187	1,823,819
Allowance for doubtful accounts	(89,247)	(20,784)

Accounts receivable, net	842,940	1,803,035

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers and large-volume buyers for vehicle sales in the ordinary course. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
0–3 months	635,402	587,516
3–6 months	18,756	125,601
6–12 months	5,507	42,922
Over 1 year	272,522	1,067,780

Accounts receivable, gross	932,187	1,823,819

The notes receivable mainly included the amounts of vehicle sales in relation to large-volume buyers for vehicle sales in the ordinary course. Sales to large-volume buyers were made on credit terms ranging from 30 to 150 days.

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
0-3 months	840,296	300,227
3-6 months	313,681	346,367

Notes receivable	1,153,977	646,594

7.	Accounts Payable

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
Accounts payable	18,001,675	15,181,585

The Group normally receives credit terms of 0 days to 60 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
0–3 months	16,862,769	14,377,611
3–6 months	583,601	327,586
6–12 months	361,753	229,439
Over 1 year	193,552	246,949

Total	18,001,675	15,181,585

8.	Notes Payable

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
Bank acceptance notes payable	19,161,724	7,898,896

The bank acceptance note payable represents trade payable due to various suppliers, for which the banks have guaranteed the payment. The bank acceptance notes payable are transferable and eligible for discounting by suppliers.

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB’000	RMB’000
0-3 months	11,103,257	5,448,028
3-6 months	8,058,467	2,450,868

Total	19,161,724	7,898,896

9.	Dividends

Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2025 and 2024, respectively.

XPENG INC.

UNAUDITED ANNUAL RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2025	2024
	RMB	RMB
Loss from operations	(2,771,402)	(6,658,138)
Fair value loss (gain) on derivative liability relating to the contingent consideration	117,305	(234,245)
Share-based compensation expenses	564,327	473,655

Non-GAAP loss from operations	(2,089,770)	(6,418,728)

Net loss	(1,139,460)	(5,790,264)
Fair value loss (gain) on derivative liability relating to the contingent consideration	117,305	(234,245)
Share-based compensation expenses	564,327	473,655

Non-GAAP net loss	(457,828)	(5,550,854)

Net loss attributable to ordinary shareholders	(1,139,460)	(5,790,264)
Fair value loss (gain) on derivative liability relating to the contingent consideration	117,305	(234,245)
Share-based compensation expenses	564,327	473,655

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(457,828)	(5,550,854)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,903,989,310	1,891,357,212
Non-GAAP net loss per ordinary share
Basic and diluted	(0.24)	(2.93)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	951,994,655	945,678,606
Non-GAAP net loss per ADS
Basic and diluted	(0.48)	(5.87)